UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 1, 2012

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

1 October 2012

Status regarding Novo Nordisk's holding of its own shares (30 September 2012)

In continuation of the company's announcements dated 2 May 2012 and 9 August 2012 concerning planned share repurchase programmes, and pursuant to Section 204.25 of the New York Stock Exchange Listed Company Manual, this is to report that Novo Nordisk A/S (NYSE: NVO) and its wholly-owned affiliates on 30 September 2012 owned 16,374,105 of its own B shares of DKK 1, corresponding to a total nominal value of DKK 16,374,105 or 2.9% of the total share capital.

In the third quarter of 2012 a total of 2,214,643 B shares were repurchased, and 184,683 B shares were disposed of to employees in connection with employee incentive programmes.

Novo Nordisk is a global healthcare company with 89 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 33,300 employees in 75 countries, and markets its products in more than 190 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Company Announcement no 62 / 2012				Page 1 of 2
Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
	Denmark	Telefax:
+45 4444 6626

Media:	Investors:
Anne Margrethe Hauge	Kasper Roseeuw Poulsen
Tel: (+45) 4442 3450	Tel: (+45) 4442 4303
amhg@novonordisk.com	krop@novonordisk.com
Frank Daniel Mersebach
Tel: (+45) 4442 0604
fdni@novonordisk.com
Lars Borup Jacobsen
Tel: (+45) 3075 3479
lbpj@novonordisk.com
In North America:
Ken Inchausti	Jannick Lindegaard
Tel: (+1) 609 514 8316	Tel: (+1) 609 786 4575
kiau@novonordisk.com	jlis@novonordisk.com

Company Announcement no 62 / 2012				Page 2 of 2
Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Investor Relations	2880 Bagsværd	+45 4444 8888	novonordisk.com	24256790
	Denmark	Telefax:
+45 4444 6626

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: October 1, 2012	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer